SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 3)*


                              Primus Guaranty Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.08 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G72457107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 August 6, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                     [_]  Rule 13d-1(b)

                     [X]  Rule 13d-1(c)

                     [_]  Rule 13d-1(d)


----------
* This Schedule 13G amendment is being filed to report that as of August 6, 2008, Second Curve Partners, L.P. beneficially owns more than 5% of the shares of Common Stock of Primus Guaranty Ltd. As a result, Second Curve Partners, L.P. has been added as a reporting person.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

    G72457107

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Second Curve Capital, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)  [_]
                                                           (b)  [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     5,376,188

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     5,376,188

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,376,188

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                           [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     11.9%

12.  TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________

CUSIP No.

    G72457107

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Thomas K. Brown

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)  [_]
                                                           (b)  [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     5,376,188

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     5,376,188

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,376,188

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                           [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     11.9%

12.  TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________

CUSIP No.

    G72457107

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Second Curve Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)  [_]
                                                           (b)  [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     2,684,990

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     2,684,990

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,684,990

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                           [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.3%

12.  TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________

CUSIP No.

            G72457107

Item 1(a).  Name of Issuer:

            Primus Guaranty Ltd.

            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:

                        Clarendon House
                        2 Church Street
                        Hamilton
                        HM 11, Bermuda
            ____________________________________________________________________


Item 2(a).  Name of Persons Filing:

                        Second Curve Capital, LLC
                        Thomas K. Brown
                        Second Curve Partners, L.P.

            ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:


                        Second Curve Capital, LLC
                        237 Park Avenue, 9th Floor
                        New York, NY 10017

                        Thomas K. Brown
                        c/o Second Curve Capital, LLC
                        237 Park Avenue, 9th Floor
                        New York, NY 10017

                        Second Curve Partners, L.P.
                        237 Park Avenue, 9th Floor
                        New York, NY 10017
            ____________________________________________________________________

Item 2(c).  Citizenship:

            Second Curve Capital, LLC - Delaware Limited Liability Company Thomas K. Brown - United States of America
            Second Curve Partners, L.P. - New York Limited Partnership

            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:

                        Common Stock, $0.08 par value

            ____________________________________________________________________

Item 2(e).  CUSIP Number:

                        G72457107
            ____________________________________________________________________


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

                Second Curve Capital, LLC - 5,376,188 shares
                Thomas K. Brown - 5,376,188 shares
                Second Curve Partners, L.P. - 2,684,990 shares

          ______________________________________________________________________

     (b)  Percent of class:

                Second Curve Capital, LLC - 11.9%
                Thomas K. Brown - 11.9%
                Second Curve Partners, L.P. - 6.3%

          ______________________________________________________________________

     (c)  Number of shares as to which Second Curve Capital, LLC has:

          (i)  Sole power to vote or to direct the vote
    0 shares with sole power to vote or to direct the vote,

          (ii)  Shared power to vote or to direct the vote
    5,376,188 shares with shared power to vote or to direct the vote.

        (iii) Sole power to dispose or to direct the disposition of 0 shares with sole power to dispose or to direct the disposition of,

          (iv) Shared power to dispose or to direct the disposition of 5,376,188 shares with shared power to dispose or to direct the disposition of.

     (c)  Number of shares as to which Thomas K. Brown has:

          (i)  Sole power to vote or to direct the vote
    0 shares with sole power to vote or to direct the vote,

          (ii)  Shared power to vote or to direct the vote
    5,376,188 shares with shared power to vote or to direct the vote.

        (iii) Sole power to dispose or to direct the disposition of 0 shares with sole power to dispose or to direct the disposition of,

          (iv) Shared power to dispose or to direct the disposition of 5,376,188 shares with shared power to dispose or to direct the disposition of.

     (c)  Number of shares as to which Second Curve Partners, L.P. has:

          (i)  Sole power to vote or to direct the vote
    0 shares with sole power to vote or to direct the vote,

          (ii)  Shared power to vote or to direct the vote
    2,684,990 shares with shared power to vote or to direct the vote.

        (iii) Sole power to dispose or to direct the disposition of 0 shares with sole power to dispose or to direct the disposition of,

          (iv) Shared power to dispose or to direct the disposition of 2,684,990 shares with shared power to dispose or to direct the disposition of.


Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

         N/A
         _______________________________________________________________________


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         N/A
         _______________________________________________________________________


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         N/A
         _______________________________________________________________________


Item 8.  Identification and Classification of Members of the Group.

     If a group has filed this schedule pursuant to Sec.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Sec.240.13d-1(c) or Sec.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

         N/A
         _______________________________________________________________________


Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

          N/A
          ______________________________________________________________________

Item 10.  Certifications.

          By signing below we certify that, to the best of our belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 16, 2008

(Date)

Second Curve Capital, LLC**

By:  /s/  Thomas K. Brown
----------------------------------------
(Name/Title)
Thomas K. Brown, Managing Member


Thomas K. Brown**

/s/ Thomas K. Brown
--------------------
Thomas K. Brown


Second Curve Partners, L.P.**

By: Second Curve Management, LLC, its general partner

By:  /s/  Thomas K. Brown
----------------------------------------
(Name/Title)
Thomas K. Brown, Managing Member






Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

** The reporting persons disclaim beneficially ownership of the securities reported herein, except to the extent of their pecuniary interest therein.

                                                                      Exhibit A


                                    AGREEMENT

The undersigned agree that this amendment no. 3 to schedule 13G dated October 16, 2008 relating to the Common Stock, $0.08 par value of Primus Guaranty Ltd. shall be filed on behalf of the undersigned.


Second Curve Capital, LLC

By:  /s/  Thomas K. Brown
----------------------------------------
(Name/Title)
Thomas K. Brown, Managing Member


Thomas K. Brown

/s/ Thomas K. Brown
--------------------
Thomas K. Brown


Second Curve Partners, L.P.

By: Second Curve Management, LLC, its general partner

By:  /s/  Thomas K. Brown
----------------------------------------
(Name/Title)
Thomas K. Brown, Managing Member




SK 21989 0009 927900